CHARRON FAVREAU, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

February 4, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Charron Favreau, LLC
Los Angeles, CA

We have reviewed the accompanying financial statements of Charron Favreau, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 4, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CHARRON FAVREAU, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ (28,707)	$ (3,434)
Inventory	393,041	225,921
Accounts Receivable	29,226	32,430
TOTAL CURRENT ASSETS	393,560	254,917
NON-CURRENT ASSETS		
Fixed Assets, Net	193,621	52,772
Lease Deposits	-	634
TOTAL NON-CURRENT ASSETS	193,621	53,406
TOTAL ASSETS	587,181	308,323

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	25,938	33,570
Line of Credit	13,263	-
Payroll Liabilities	17,192	638
TOTAL CURRENT LIABILITIES	56,393	34,208
NON-CURRENT LIABILITIES		
Notes Payable A	93,271	100,000
Notes Payable B	184,298	22,557
Related Party Notes Payable	66,000	120,267
Convertible Debt	800,000	-
Accrued interest payable	42,437	-
Capital Lease payable	-	8,022
TOTAL LIABILITIES	1,242,398	285,054
MEMBERS' EQUITY		
Members Contribution	72,185	590,000
Retained Earnings	(727,403)	(566,731)
TOTAL MEMBERS' EQUITY	(655,218)	23,269
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 587,181	$ 308,323

Reviewed- See accompanying notes.

CHARRON FAVREAU, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

		2017		2016
Operating Income				
Sales, Net	$	415,763	$	282,237
Cost of Goods Sold		190,981		94,037
Gross Profit		224,781		188,199
Operating Expense				
Payroll Expense	$	368,535	$	94,209
General & Administrative		130,042		99,033
Rent & Lease		108,888		79,847
Advertising Expense		73,832		531
Legal & Professional		37,585		37,086
Marketing Expense		36,922		963
Management Fees		25,000		32,530
Travel Expense		23,451		16,835
Depreciation Expense		22,320		6,646
Research & Development Expenses		16,537		-
		843,111		367,679
Net Income from Operations		(618,329)		(179,480)
Other Income (Expense)				
Interest Income		14		-
Taxes & Licenses		(40,986)		(23,133)
Interest Expense		(38,497)		(4,866)
Net Income	$	(697,798)	$	(207,479)

CHARRON FAVREAU, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (697,798)	$ (207,479)
Change in Accounts Receivable	3,204	(1,006)
Change in Inventory	(167,120)	(64,656)
Change in Accounts Payable	7,494	(15,503)
Change in Payroll	16,994	638
Change in Accrued expenses	10,508	16,118
Net Cash Flows From Operating Activities	(826,718)	(271,888)
Cash Flows From Investing Activities		
Change in Fixed Assets	(169,932)	(42,257)
Change in accumulated depreciation	22,320	6,646
Change in Lease Deposits	634	(634)
Net Cash Flows From Investing Activities	(146,978)	(36,245)
Cash Flows From Financing Activities		
Change in Payable line of credit	6,534	85,719
Change in Related Party Loan	(54,267)	17,500
Change in Convertible debt	800,000	
Change in Equipment Loan	153,719	30,579
Change in Members Contribution	(590,000)	175,000
Change in Capital	72,185	-
Change in retained Earnings	517,815	-
Change in Accrued interest payable	42,437	
Net Cash Flows From Investing Activities	948,423	308,798
Cash at Beginning of Period	(3,434)	(4,098)
Net Increase (Decrease) In Cash	(25,274)	664
Cash at End of Period	$ (28,707)	$ (3,434)

CHARRON FAVREAU, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Beginning Member's Equity	$ 23,269	$ 415,000
Increase in Member's Equity Contribution	72,185	175,000
Retained Earning	(52,874)	(359,253)
Net Income	(697,798)	(207,479)
Ending Equity	$ (655,218)	$ 23,269

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Charron Favreau, LLC ("the Company") is a limited liability company organized under the laws of California. The Company produces distilled specialty beverages for retail sale. The Company's signature product is an aloe flavored liqueur called "Chareau.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2019. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 4, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Sales

Sales are reported net of expense associated with promotional discounts which the Company shares with its distributors. Discounts amounted to $23,742.71 in 2016, and $41,632.68 in 2017.

Cost of Goods Sold

Cost of Goods Sold includes the cost of production for the Company's products, and the cost of freight and delivery to distributors or retail outlets. Freight expense included in Cost of Goods Sold amounted to $1,146.80 in 2016, and $4,576.87 in 2017.

Inventory

The Company records inventory at historical cost on a first in first out(FIFO) basis. The company's management believes that losses due to spoilage are likely to be rare, thus no amount has been recorded in the statements to allow for impairment to the Company's inventory.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double declining balance method over management's estimate of each asset's useful life.

Leases

The Company leases various items of equipment for use in its distilling facility. The leases are non-cancellable and are considered operating leases. Future minimum payments due under the leases are as follows:

2018- $16,793.24
2019- $14,584.92
2020- $11,338.32

Advertising

The Company records advertising expenses in the year incurred.

Management Fees

Management Fees consist of salary payments to the Company's founder in exchange for his services managing the Company's day to day operations.

Line of Credit Payable

The Company maintains a revolving line of credit for the purpose of financing continuing operations. The amount due under the line of credit as of Dec 31, 2018 was $7109.29.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Note Payable A

In October 2016, the Company gave a note payable ("Note Payable A") in exchange for $100,000 in operating capital. Note Payable A has a term of ten years and accrues interest at the rate of 7.99% per annum.

Note Payable B

Note Payable B represents amounts due under long term financing arrangements for items of capital equipment used in the Company's production facility. These arrangements include an option to purchase the equipment at the end of the lease term. Future minimum payments due are as follows:

2018- $16,793.24
2019- $14,584.92
2020- $11,338.32

NOTE E-CONVERTIBLE DEBT

In 2017, the company issued a series of convertible notes in an equity crowdfund offering ("the Notes"). The Notes will automatically convert into Common Units of equity subsequent to a capital raise of at least $1 million. Equity issued in connection with conversion of the notes will be issued at a 20% discount to the price paid by new purchasers in the round, and the conversion will be subject to a $5 million valuation cap. The notes accrue interest at the rate of 6% per annum payable on outstanding principal. Principal and interest are payable March 31,2019, unless converted to equity prior to that date.

NOTE F- RELATED PARTY DEBT

In 2017, the Company borrowed $56,000 from a related party for the purpose of funding continuing operations ("the Related Party Note Payable"). The Related Party Loan is non-interest bearing and as of Dec 31, 2017, $41,000 was outstanding and is payable at a future date to be determined by management.

In 2017, the Company borrowed $25,000 from a related party for the purpose of funding continuing operations ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

NOTE G- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 4, 2019, the date that the financial statements were available to be issued.